April 21, 2006

Mark Cowan
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Subject:        Genworth Life and Annuity Insurance Company
                Genworth Life & Annuity VA Separate Account 1
                SEC File Nos. 333-31172, 333-47732 and 333-63531

Dear Mr. Cowan:

On behalf of Genworth Life and Annuity Insurance Company (the "Company") and its Genworth Life & Annuity VA Separate Account 1 (the "Separate Account"), we hereby submit our response to comments received by the staff of the Securities and Exchange Commission on April 11, 2006 for the above-referenced Registration Statements. Changes to the Registration Statements will be made via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933 on or about April 26, 2006, for an effective date of May 1, 2006.

We provide the following responses to your comments, with revised pages from one of the Registration Statements (File No. 333-47732) attached for your reference.

Comment 1: Guaranteed Minimum Withdrawal Benefit for Life Rider - Please provide, at the beginning of the disclosure for the rider, a short description of the rider's features and benefits.

Response 1: We have revised the disclosure as instructed, not only for the Guaranteed Minimum Withdrawal Benefit for Life Rider, but also for the Guaranteed Minimum Withdrawal Benefit Rider. We have also made other revisions to these sections to supplement the existing disclosure.

Comment 2: Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider - The "commutation charge" that is applied when the contract and rider

Mark Cowan
Office of Insurance Products
United States Securities and Exchange Commission

Page 2

are terminated after income payments begin and commutation value is paid is different than the surrender schedule that otherwise applies to the contract. Please explain why this is not an exchange under Section 11 of the Investment Company Act of 1940 or revise the disclosure.

Response 2: We have revised the disclosure to apply the surrender charge that would otherwise apply under the contract when commutation value is paid upon a termination of the contract and rider after income payments begin. We have also made other revisions to this section to supplement the existing disclosure. Please note also that File No. 333-63531 does not have a surrender charge and, therefore, does not apply a commutation charge under the rider.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at 804.289.3545 or via e-mail at michael.pappas@genworth.com.

Sincerely,

/s/ Michael D. Pappas
----------------------------------
Michael D. Pappas
Associate General Counsel

Mark Cowan
Office of Insurance Products
United States Securities and Exchange Commission

Page 3

Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life & Annuity VA Separate Account 1, acknowledges that:

Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life & Annuity VA Separate Account 1, is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and Genworth Life & Annuity VA Separate Account 1 may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Geoffrey S. Stiff
-------------------------
Geoffrey S. Stiff
Senior Vice President

Fee Tables

                      The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer assets among the investment options. State premium taxes may also be deducted.


Contract Owner Transaction Expenses
---------------------------------------------------------------------------------------
Surrender Charge (as a percentage of purchase Number of Completed Surrender Charge as a
 payments withdrawn or surrendered)           Years Since We      Percentage of the
                                              Received the        Purchase Payment
                                              Purchase Payment    Withdrawn or
                                                                  Surrendered/1/
                                              -----------------------------------------
                                                       0                   6%
                                                       1                   5%
                                                       2                   4%
                                                       3                   2%
                                                   4 or more               0%
---------------------------------------------------------------------------------------
               Transfer Charge                                $10.00/2/
---------------------------------------------------------------------------------------

                    /1/ You may withdraw an amount equal to the greater of 10%
                        of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge. We will deduct amounts surrendered first from purchase payments in the contract and then from any gain earned. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. The surrender charge will be taken from the amount withdrawn unless otherwise requested.


                        If you purchase the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, after the Annuity Commencement Date you may request to terminate your contract and the rider and (assuming the right to cancel period has ended) receive the commuted value of your income payments in a lump sum (the "commutation value"). In calculating the commutation value, we assess a commutation charge. The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.


                    /2/ We currently do not assess a transfer charge. However, we reserve the right to assess a transfer charge for each transfer among the Subaccounts after the first transfer in the calendar month.

                      We do not assess the surrender charge:

                         . on amounts of Contract Value representing gain (as
                           defined below);

                         . on free withdrawal amounts (as defined below);

                         . on surrenders or partial withdrawals taken under
                           Optional Payment Plan 1, Optional Payment Plan 2 (for a period of 5 or more years), or Optional Payment Plan 5; or

                         . if a waiver of surrender charge provision applies.


                      You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge (the "free withdrawal amount"). We will deduct amounts surrendered first from purchase payments in the contract and then from any gain earned. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. (For tax purposes, a surrender is usually treated as a withdrawal of earnings first.) The free withdrawal amount will not apply to commutation value taken under the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider.


                      Further, we will waive the surrender charge if you annuitize the contract under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more, or Optional Payment Plan 5 (Joint Life and Survivor Income). In addition, we will waive the surrender charges if you take income payments from the GIS Subaccount(s) pursuant to the terms of the Guaranteed Income Rider or if you take income payments pursuant to the terms of one of the Payment Protection Rider Options. We may also waive surrender charges for certain withdrawals made pursuant to one of the Guaranteed Minimum Withdrawal Benefit Rider Options. See the "Optional Payment Plans," "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options," "Income Payments -- Guaranteed Income Rider" and "Income Payments -- Payment Protection Rider Options" provisions of this prospectus.

                      We also will waive surrender charges arising from a surrender occurring before income payments begin if, at the time we receive the surrender request, we have received due proof that the Annuitant has a qualifying terminal illness, or has a qualifying confinement to a state licensed or legally operated hospital or inpatient nursing facility for a minimum period as set forth in the contract (provided the confinement began, or the illness was diagnosed, at least one year after the Contract
                      Date). If you surrender

                      Commutation Immediate and Deferred Variable Annuity Rider, you must do so at the time of application.

PAYMENT PROTECTION    We assess a charge for the Payment Protection Rider equal
 RIDER                to an annualized rate of 0.40% of the daily net assets of
                      the Separate Account. The deduction for the rider charge from the Separate Account is reflected in your Contract
                      Value and the value of your Annuity Units. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annual rate of 1.00%.

                      The Payment Protection Rider may not be available in all states or in all markets. We reserve the right to discontinue offering the Payment Protection Rider at any time and for any reason.

PAYMENT PROTECTION    We assess a charge for the Payment Protection with
WITH COMMUTATION      Commutation Immediate and Deferred Variable Annuity Rider
IMMEDIATE AND         equal to an annualized rate of 0.50% of the daily net
DEFERRED VARIABLE     assets of the Separate Account for single Annuitant
ANNUITY RIDER         contracts and 0.65% of the daily net assets of the
                      Separate Account for Joint Annuitant contracts. Once a contract is a Joint Annuitant contract, and the Joint
                      Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect.

                      The deduction for the rider charge from the Separate Account is reflected in your Contract Value and the value of your Annuity Units. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annual rate of 1.25%.


                      If you purchase the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, after the Annuity Commencement Date you may request to terminate your contract and the rider and (assuming the right to cancel period has ended) receive the commuted value of your income payments in a lump sum (the "commutation value"). In calculating the commutation value, we assess a commutation charge. The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.

                      A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be less than $5,000. If a Systematic Withdrawal would cause the Contract Value to be less than $5,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Home Office or by telephone. You may request that we pay any remaining payments in a lump sum. See the "Requesting Payments" provision of this prospectus.

                      Each Systematic Withdrawal is subject to Federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

                      Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. See the "Surrender Charge" provision of this prospectus. In addition, if you elect one of the Guaranteed Minimum Withdrawal Benefit Rider Options, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. See the "Guaranteed Minimum Withdrawal Benefit Rider Options" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. See "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.

                      There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.

GUARANTEED
MINIMUM
WITHDRAWAL
BENEFIT RIDER
OPTIONS
                      We offer two Guaranteed Minimum Withdrawal Benefit Rider Options under this contract: the Guaranteed Minimum Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit for Life Rider. The Guaranteed Minimum Withdrawal Benefit Rider Options provide for a guaranteed minimum withdrawal benefit that is not affected by the market performance of the Subaccounts in which your assets are allocated. Prior to the Annuity Commencement Date, if you meet the conditions of the respective rider, as discussed more fully below, you will be eligible to make withdrawals from your contract over a period of time at least equal to the amount of the purchase payments you made to the contract, even if your Contract Value reduces to zero. These Guaranteed Minimum Withdrawal Benefit Rider Options are discussed in separate sections below.

GUARANTEED MINIMUM    The Guaranteed Minimum Withdrawal Benefit Rider may not
WITHDRAWAL BENEFIT    be available in all states or markets. The Guaranteed
UNDER THE GUARANTEED  Minimum Withdrawal Benefit Rider also may be referred to
MINIMUM WITHDRAWAL    as "Guaranteed Withdrawal Advantage" in our marketing
BENEFIT RIDER         materials. We reserve the right to discontinue offering
                      the Guaranteed Minimum Withdrawal Benefit Rider at any time and for any reason. If you wish to elect the rider, you must do so at the time of application.


                      The Guaranteed Minimum Withdrawal Benefit Rider provides a guaranteed return of purchase payments through a series of withdrawals, with upside potential, provided you meet certain conditions. If you:


                         . allocate all Contract Value to the prescribed
                           Investment Strategy; and

                         . limit total Gross Withdrawals in a Benefit Year to
                           an amount less than or equal to the Withdrawal Limit;

                      you will be eligible to receive total Gross Withdrawals at least equal to your protected amount, even if your Contract Value reduces to zero.

                      For important information about the Investment Strategy, please see the "Investment Strategy for the Guaranteed Minimum Withdrawal Benefit Rider Options" provision below.

                      The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is equal to (a) multiplied by (b), where:

                        (a) is the protected amount; and

                        (b) is the Withdrawal Factor for the wait period.

                      The wait period is the number of completed months from the later of the Benefit Date and the Valuation Day of the most recent purchase payment to the Valuation Day of the first withdrawal after that date.

                      Your protected amount is used to calculate the Withdrawal Limit, which is the total amount you may withdraw in a Benefit Year without reducing the benefits provided under this rider. Your initial protected amount equals purchase payments applied to the contract on the Contract Date. The protected amount does not change unless:

                         . an additional purchase payment is applied to your
                           protected amount; or

                         . you elect to reset the protected amount.

                      Your protected amount can never exceed $2,000,000. This maximum amount applies to all contracts that you own with us and our affiliated companies.

                         . reset the charge for this rider (the new charge,
                           which may be higher than your previous charge, will never exceed an annual rate of 1.00%); and

                         . reset the Investment Strategy to the current
                           Investment Strategy.

                      We reserve the right to limit the next available reset date to an anniversary on or after five complete years from the Benefit Date.

                      Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the remaining amount is reduced by the Gross Withdrawal.

                      If a Gross Withdrawal, plus all prior Gross Withdrawals in a Benefit Year, is in excess of the Withdrawal Limit, your remaining amount is reduced, causing a reduction in your total benefits provided under this rider. The new remaining amount equals the lesser of (a) and (b), where:

                        (a) is the Contract Value after the Gross Withdrawal;
                            and

                        (b) is the prior remaining amount less the Gross
                            Withdrawal.

                      If the total Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawals.

                      Reduction in Contract
                      Value. Your Contract Value after
                      taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, your contract and any other riders and endorsements will terminate and the following will occur:

                         . If the Withdrawal Limit is less than $100, we will
                           pay you the greater of the remaining amount or Contract Value in a lump sum.

                         . If the Withdrawal Limit is greater than or equal to
                           $100, we will issue you a supplemental contract. We will continue to pay you the Withdrawal Limit until you have received the greater of the remaining amount or Contract Value as determined on the Valuation Day the supplemental contract was issued. We will make payments monthly unless agreed otherwise. If the monthly amount is less than $100, we will reduce the frequency so that the payment received will be at least $100.


                      Considerations. While the rider is designed to provide the return of purchase payments, this benefit is only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

                      owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.


GUARANTEED MINIMUM    For contracts issued on or after the later of May 1, 2006
WITHDRAWAL BENEFIT    or the date on which state insurance authorities approve
UNDER THE GUARANTEED  applicable contract modifications.
MINIMUM WITHDRAWAL
BENEFIT FOR LIFE RIDER
                      The disclosure for the Guaranteed Minimum Withdrawal
                      Benefit for Life Rider in this section applies to contracts issued on or after the later of May 1, 2006 or the date on which state insurance authorities approve applicable contract modifications. For contracts issued prior to that date, please see the disclosure for the Guaranteed Minimum Withdrawal Benefit for Life Rider in the following section.

                      The Guaranteed Minimum Withdrawal Benefit for Life Rider may not be elected with any of the optional death benefit riders. The rider may not be available in all states and markets. The Guaranteed Minimum Withdrawal Benefit for Life Rider also may be referred to as "Lifetime Income Plus" in our marketing materials. We reserve the right to discontinue offering the rider at any time and for any reason. If you wish to elect the rider, you must do so at the time of application.

                      The Guaranteed Minimum Withdrawal Benefit for Life Rider provides guaranteed withdrawals for the life of the Annuitant(s), at least equal to purchase payments, with upside potential, provided you meet certain conditions. If you:


                         . allocate all Contract Value to the prescribed Investment Strategy; and

                         . limit total Gross Withdrawals in a Benefit Year to an amount no greater than the Withdrawal Limit;

                      then you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

                      For important information about the Investment Strategy, please see the "Investment Strategy for the Guaranteed Minimum Withdrawal Benefit Rider Options" provision below.

                      The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is (a) multiplied by (b) where:

                        (a) is the greater of the Contract Value on the prior
                            contract anniversary and the Withdrawal Base; and

                        (b) is the Withdrawal Factor.

                           frequency so that the payment will be at least $100. The Rider Death Benefit will continue under the supplemental contract. The Rider Death Benefit, if any, will be payable on the last death of an Annuitant.

                      Rider Death Benefit. This rider provides for a death benefit (the "Rider Death Benefit") that, on the Contract Date, is equal to the initial purchase payment. The Rider Death Benefit is used to determine the death benefit payable upon the death of the last Annuitant as described in the "Death Provisions" section below.

                      Purchase payments applied to your contract in a Benefit Year increase the Rider Death Benefit. If you have allocated all assets to the Investment Strategy since the Benefit Date, any subsequent purchase payment will be added to the Rider Death Benefit. Otherwise, the Rider Death Benefit will be increased by (a) minus (b), where:

                        (a) is the purchase payment; and

                        (b) is the purchase payment multiplied by 50%.

                      Gross Withdrawals in a Benefit Year decrease the Rider Death Benefit. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the Rider Death Benefit will be reduced by the Gross Withdrawal. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Rider Death Benefit will equal the lesser of (a) and (b), where:

                        (a) is the Contract Value on the Valuation Day after
                            the Gross Withdrawal; and

                        (b) is the prior Rider Death Benefit minus the Gross
                            Withdrawal.

                      If you choose not to follow the Investment Strategy, your Rider Death Benefit will be reduced as described in the "Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit" provision above.


                      Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.



EXAMPLES The following examples show how the Guaranteed Minimum Withdrawal Benefit for Life Rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract.

                      be established based on the attained age of the surviving spouse on the date of the first Gross Withdrawal for the surviving spouse. Otherwise, the Withdrawal Factor will continue as it was under the contract for the deceased Owner.

                      If the surviving spouse cannot continue the rider, the rider and the rider charge will terminate on the next contract anniversary.

                      Proceeds that were transferred to the GE Investments Funds, Inc. -- Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy, if applicable, and the asset percentages then in effect at the time of the death of the owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.


GUARANTEED MINIMUM    For contracts issued prior to May 1, 2006 or the date on
WITHDRAWAL BENEFIT    which state insurance authorities approve applicable
UNDER THE GUARANTEED  contract modifications.
MINIMUM WITHDRAWAL
BENEFIT FOR LIFE RIDER
                      The disclosure for the Guaranteed Minimum Withdrawal
                      Benefit for Life Rider in this section applies to contracts prior to May 1, 2006 or the date on which state insurance authorities approve applicable contract modifications. For contracts issued after to that date, please see the disclosure for the Guaranteed Minimum
                      Withdrawal Benefit for Life Rider in the previous section.


                      The Guaranteed Minimum Withdrawal Benefit for Life Rider may not be elected with either the 5% Rollup Death Benefit Rider Option or the Earnings Protector and Greater of Annual Step-Up and 5% Rollup Death Benefit Rider Option. The rider may not be available in all states and markets. The Guaranteed Minimum Withdrawal Benefit for Life Rider also may be referred to as "Lifetime Income Plus" in our marketing materials. We reserve the right to discontinue offering the rider at any time and for any reason. If you wish to elect the rider, you must do so at the time of application.


                      The Guaranteed Minimum Withdrawal Benefit for Life Rider provides guaranteed withdrawals until the first death of an Annuitant, at least equal to purchase payments, with upside potential, provided you meet certain conditions. If you:


                         . allocate all Contract Value to the prescribed
                           Investment Strategy; and

                         . limit total Gross Withdrawals in a Benefit Year to
                           an amount no greater than the Withdrawal Limit;

                      then you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the first death of an Annuitant.

                      The new Rider Death Benefit equals the lesser of (a) and
                      (b), where:

                        (a) is the Contract Value on the Valuation Day after
                            the Gross Withdrawal; and

                        (b) is the prior Rider Death Benefit minus the Gross
                            Withdrawal.

                      If the total Gross Withdrawals in a Benefit Year are less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawal.

                      The Withdrawal Limit will be increased for any Benefit Year to the extent necessary to meet any minimum distribution requirements under federal tax law. This increase applies only to the required minimum distribution based on the Contract Value.

                      You should carefully consider when to begin taking withdrawals if you elected the Guaranteed Minimum Withdrawal Benefit for Life Rider. The longer you wait before beginning to take withdrawals, the higher the Withdrawal Factor will be, which is one of the components used to determine the amount of your Withdrawal Limit. If you delay taking withdrawals too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

                      Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect. In this event your contract, all riders and endorsements, including this rider, will terminate and the following will occur:

                         . If the Withdrawal Limit is less than $100, we will
                           pay you the greatest of the Rider Death Benefit, the Contract Value and the present value of the Withdrawal Limit in a lump sum calculated using the Annuity 2000 Mortality Table and an interest rate of 3%.

                         . If the Withdrawal Limit is greater than $100, we
                           will issue you a supplemental contract. We will continue to pay you the Withdrawal Limit until the first death of an Annuitant. We will make payments monthly or on another periodic basis agreed to by us. If the monthly amount is less than $100, we will reduce the frequency so that the payment will be at least $100.


                      Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

                      Non-Qualified Contract, this means that you will pay tax at ordinary income tax rates on the amount you receive to the extent that your Contract Value before the monthly income payment exceeds your "investment in the contract," i.e., generally, the total of your purchase payments under the contract reduced by any amounts you previously received from the contract that you did not include in your income. (It is important to note that the taxation of each payment is determined based on the total Contract Value and total investment in the contract, not the value in a particular segment or the purchase payments that may be considered to have been allocated to that segment.) The Code imposes a higher rate of tax on ordinary income than it does on capital gains. Monthly income payments you receive before the Annuity Commencement Date may also be subject to a penalty tax equal to 10% of the amount of such payments that are included in you gross income.

                      Monthly income payments you receive on or after the Annuity Commencement Date will be subject to tax as income payments. A portion of each payment will be treated as nontaxable recovery of your "investment in the contract" (see above) and the remainder will be taxed at ordinary income tax rates. We will notify you annually of the taxable amount of your income payments. If income payments cease because of the death of the Annuitant(s) and before the total amount of the "investment in the contract" has been recovered, the unrecovered amount generally will be deductible.

                      Persons intending to purchase the Guaranteed Income Rider in connection with a qualified retirement plan should obtain advice from a tax adviser.

                      For further information on the tax treatment of partial withdrawals and income payments, see the "Federal Tax Matters" provision below.

PAYMENT
PROTECTION
RIDER OPTIONS
                      We offer two Payment Protection Rider Options under this contract: the Payment Protection Rider and the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. These Payment Protection Rider Options are discussed in separate sections below.

PAYMENT PROTECTION    The Payment Protection with Commutation Immediate and
WITH COMMUTATION      Deferred Variable Annuity Rider provides for a guaranteed
IMMEDIATE AND         income benefit that is based on the amount of purchase
DEFERRED VARIABLE     payments you make to your contract. Under the rider, you
ANNUITY RIDER         will receive a series of monthly income payments
                      determined on the Annuity Commencement Date. If you meet the conditions of the rider, as discussed more fully below, the amount of your monthly income payment will have a guaranteed payment floor, and the guaranteed payment floor will not vary based on the market performance of the Subaccounts in which your assets are allocated. In addition, you will be eligible to receive at least the

                      Commutation Value: The commutation value will be the lesser of (a) and (b) but not less than zero, where:


                        (a) is (i) minus (ii) minus (iii), where:


                            (i) is the income base less any premium tax;


                           (ii) is the commutation charge; and


                          (iii) is the sum of all monthly income paid;


                        (b) is (i) minus (ii) minus (iii) plus (iv), where:


                            (i) is the commutation base, which is described
                                below, less any premium tax;


                           (ii) is the commutation charge;


                          (iii) is the adjustment account value; and

                           (iv) is the level income amount multiplied by the
                                number of months remaining in the current annuity year.


                      The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.


                      Commutation Base: On any day that is a Valuation Day, the commutation base in a Subaccount is determined by multiplying the number of commutation units in that Subaccount by the value of the commutation unit for that Subaccount. The commutation base is equal to the sum of the commutation base amounts for each Subaccount.

                      Commutation Units: On the Valuation Day prior to the Annuity Commencement Date, the commutation units in a Subaccount will be equal to the number of Accumulation Units for that Subaccount.

                      The number of commutation units is reduced at the beginning of each annuity year. The reduction for each Subaccount equals (a) divided by (b), where:

                        (a) is the annual income amount for the Subaccount; and

                        (b) is the value of the commutation unit for the
                            Subaccount on the first Valuation Day of the annuity year.

                      Other events that will reduce the number of commutation units of a Subaccount are as follows:

                        (1) transfers out of the Subaccount;

                        (2) payment of commutation proceeds;

                        (3) payment of death proceeds; and

                        (4) deduction of applicable contract charges.

                      Commutation units are canceled as of the end of the Valuation Period in which we receive notice in a form acceptable to us regarding an event that reduces commutation units.

                      Transfers: When we perform Subaccount transfers after the Annuity Commencement Date, we will redeem the commutation units from the current Subaccount and purchase commutation units from the new Subaccount. The commutation base on the date of the transfer will not be affected by the transfer. The number of commutation units added to the new Subaccount is (a) multiplied by (b), divided by (c), where:

                        (a) is the number of commutation units transferred out
                            of the current Subaccount;

                        (b) is the value of a commutation unit of the current
                            Subaccount; and

                        (c) is the value of a commutation unit of the new
                            Subaccount.

                      Value of Commutation Units: The initial value of a commutation unit for each Subaccount is the initial value of the Accumulation Unit for that Subaccount. Thereafter, the value of a commutation unit at the end of every Valuation Day is the value of the commutation unit at the end of the previous Valuation Day multiplied by the net investment factor, as described in the contract. The value of a commutation unit may change from one Valuation Period to the next.


                      Note on Calculation of Commutation Value. If you elect to terminate your contract and the rider and receive the commutation value, the commutation value is based on the commuted value of your income payments in a lump sum. The amount of income payments on which the commutation value is calculated is based on either (a) income base, which is a measure of purchase payments (and Contract Value, if there is a reset) applied under the contract and is used to calculate the guaranteed payment floor; and (b) commutation base, which is a measure of Contract Value had the contract not been "annuitized" and reflects the effect of market performance. In addition, the commutation value reflects the deduction of any applicable commutation charge.

                      If you elect to terminate your contract after income payments have begun and receive the commutation value, you will receive the lesser of the adjusted income base and the adjusted commutation base (but not less than zero), as described in the calculation provided above. You should be aware that income base will not reflect any positive investment performance unless, on or before the Annuity Commencement Date, there was a reset of benefit base capturing such performance. As a result, the commutation value you receive will always be less than the income base (adjusted for any premium tax, commutation charge and monthly income paid) and will never reflect any of the positive investment performance experienced after a reset or after the Annuity Commencement Date. This rider is primarily designed to provide a guaranteed income payment with upside potential and, therefore, this rider may not make sense for you if you believe you may elect to terminate the contract and receive the commutation value after your contract has experienced positive investment performance. In addition, the total amount of commuted income payments you receive if you terminate the contract may be less than the total amount of income payments and additional death proceeds you would be guaranteed to receive if you did not terminate the contract.


DEATH PROVISIONS      The following provisions apply to the rider.

                      Special Distribution Rules When Death Occurs Before Monthly Income Starts

                      If the designated beneficiary is a surviving spouse who elects to continue the contract as the new owner, this rider will continue.

                      Special Distribution Rules When the Last Annuitant Dies On or After Monthly Income Starts

                      If the last Annuitant dies after an Annuity Commencement Date, there may be additional death proceeds paid under this rider to the designated beneficiary in a lump sum. The amount of any additional death proceeds will be the greater of (a) and (b), where:

                        (a) is (i) minus (ii), where:

                            (i) is the income base;

                           (ii) is the sum of all monthly income paid; and

                        (b) is zero.

WHEN THIS RIDER IS    The effective date of the rider is the Contract Date.
EFFECTIVE             This rider may be terminated only when the contract is
                      terminated.

CHANGE OF OWNERSHIP   We must approve any assignment or sale of this contract
                      unless the assignment is made pursuant to a court order.

GENERAL PROVISIONS    For purposes of this rider:

                         . a non-natural owner must name an Annuitant and may
                           name the Annuitant's spouse as a Joint Annuitant;

                         . an individual owner must also be an Annuitant;

                         . if there is only one owner, that owner may name only
                           his or her spouse as a Joint Annuitant -- at issue;
                           and

                         . If you marry after issue, but prior to the Annuity
                           Commencement Date, you may add your spouse as a joint owner and Joint Annuitant or as a Joint Annuitant only, subject to Home Office approval.


EXAMPLES The following examples show how the rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract. The examples assume that an owner purchases the contract with a male Annuitant, age 65, at the time of issue.


                      The first example assumes that:

                        (1) the owner purchases the contract for $100,000;
                        (2) the owner makes no additional purchase payments or
                            partial withdrawals;
                        (3) all Contract Value is allocated to the prescribed
                            Investment Strategy at all times;
                        (4) the contract earns a net return of 0%;

                        (5) the Annuity Commencement Date is the third contract
                            anniversary;

                        (6) the guaranteed payment floor percentage is 5%;
                        (7) the 12 month, period certain, single payment
                            immediate annuity rate is 0%; and
                        (8) there is no premium tax.

                      On the Annuity Commencement Date, the income base is set equal to the benefit base.

                                                             Additional
                                                               Death
                 Annual Level  Guaranteed                     Proceeds
         Annuity Income Income  Payment   Monthly Adjustment (Beginning
          Year   Amount Amount   Floor    Income   Account    of Year)
         --------------------------------------------------------------
            1    $6,239  $520     $417     $520     $    0    $100,000
            2     5,999   500      417      500          0      93,761
            3     5,768   481      417      481          0      87,762
            4     5,546   462      417      462          0      81,994
            5     5,333   444      417      444          0      76,447
         --------------------------------------------------------------

                      The annual income amount for annuity year 1 is determined by multiplying the Contract Value by a payment rate (in this example, $100,000 x .06239 = $6,239). The level income amount is determined by dividing the annual income amount by 12. In this example, for annuity year 1, the level income amount is $520 ($6,239 / 12). The guaranteed payment floor is determined by multiplying the income base by the guaranteed payment floor percentage and dividing that product by 12 (in this example, ($100,000 x .05) / 12 = $417). Monthly income is the greater of the guaranteed payment floor and the level income amount, which, for annuity year 1, is the greater of $417 and $520. The additional death proceeds equal to the income base minus the sum of all monthly income paid.

                      This next example assumes that:

                        (1) the owner purchases the contract for $100,000;
                        (2) the owner makes no additional purchase payments or
                            withdrawals;
                        (3) all Contract Value is allocated to the prescribed
                            Investment Strategy at all times;
                        (4) the contract earns a net return of 8%;

                        (5) the Contract Value at the end of the first contract
                            year is $108,000;
                        (6) the Annuity Commencement Date is the first contract
                            anniversary;
                        (7) the guaranteed payment floor percentage is 5%; and
                        (8) there is no premium tax.

                                                  Income
                                                Base, Less
                                                Commutation
                                               Charge, Less
                Annual Commutation Adjustment     Monthly    Commutation
        Annuity Income   Base -     Account -   Income Paid    Value -
         Year   Amount End of Year End of Year - End of Year End of Year
        ----------------------------------------------------------------
           1    $6,738  $109,363     $    0       $88,262      $88,262
           2     6,997   110,555          0        82,265       82,265
           3     7,266   111,552          0        76,999       76,999
           4     7,546   112,327          0        71,453       71,453
        ----------------------------------------------------------------


                      The commutation base at the end of annuity year 1 is determined by multiplying the Contract Value at the end of the first contract year less the annual income amount for annuity year 1 by 1.08 (($108,000 - $6,738) x 1.08 =
                      $109,363). The commutation value at the end of annuity year 1 is equal to the lesser of (i) the income base, less the commutation charge, less monthly income paid ($100,000 - 5% x $100,000 - $6,738 = $88,262) and (ii)
                      the commutation base, less the commutation charge, less the value of the adjustment account ($109,363 - 5% x $100,000 - 0 = $104,363). The commutation base at the end of annuity year 2 is determined by multiplying the commutation base at the end of annuity year 1 less the annual income amount for annuity year 2 by 1.08 (($109,363 - $6,997) x 1.08 = $110,555). Beginning in
                      annuity year 4, the contract has no surrender charge and, therefore, the commutation value is not reduced by a commutation charge. The commutation value at the end of annuity year 4 is $71,453, which is equal to the lesser of (i) the income base less monthly income paid ($100,000
                      - $28,547 = $71,453) and (ii) the commutation base less the value of the adjustment account ($112,327 - $0 = $112,327).


PAYMENT PROTECTION    The Payment Protection Rider provides for a guaranteed
RIDER                 income benefit that is based on the amount of purchase
                      payments you make to your contract. Under the rider, you will receive a series of monthly income payments (a
                      "Payment Protection Plan") determined on the date you elect to take such payments (the "Income Start Date"). If you meet the conditions of the rider, as discussed more fully below, the amount of your monthly income payment, for each Payment Protection Plan, will have a guaranteed payment floor, and the guaranteed payment floor will not vary based on the market performance of the Subaccounts in which your assets are allocated. In addition, you will be eligible to receive at least the value of your purchase payments in monthly income or additional death proceeds, even if your Contract Value reduces to zero.

                      The Payment Protection Rider may not be available in all states or in all markets. This rider may be referred to as the "Principal Protection Advantage" in our marketing materials. We reserve the right to discontinue offering the Payment Protection Rider at any time and for any reason. If you wish to elect this rider, you must do so at the time of application.